Annual General and Special Meeting of Shareholders

to be held Tuesday, September 12, 2017

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

August 1, 2017

Suite 610 – 815 West Hastings Street

Vancouver, B.C.

V6C 1B4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON September 12, 2017

NOTICE IS HEREBY GIVEN that the 2017 annual general and special meeting (the “Meeting”) of the shareholders of Gold Standard Ventures Corp. (the “Company”) will be held at Terminal City Club, 837 West Hastings Street, Vancouver, B.C., on Tuesday, September 12, 2017, at 9:00 a.m. (Pacific time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2016 and the report of the auditor on those statements.

2.	To set the number of directors for the ensuing year at six (6).

3.	To elect directors for the ensuing year.

4.	To appoint Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

5.	To consider and, if thought advisable, pass an ordinary resolution to confirm and approve a shareholder rights plan for the Company as more particularly described in the Company’s management information circular dated August 1, 2017 (the “Information Circular”) accompanying this Notice of Meeting.

6.	To consider and, if thought advisable, pass an ordinary resolution to confirm and approve a restricted share unit award plan for the Company, as more particularly described in the Information Circular.

7.	To consider and, if thought advisable, pass an ordinary resolution to amend, confirm and approve the Company’s existing stock option plan as more particularly described in the Information Circular.

8.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

This notice is accompanied by the Information Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders (collectively the “Meeting Materials”). Shareholders are requested to read the Information Circular and, if unable to attend the Meeting in person, complete, date, sign and return the proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

This year, as described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials on www.envisionreports.com/gsvagm2017. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. The Meeting Materials will be available on www.envisionreports.com/gsvagm2017 as of August 4, 2017, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of August 4, 2017.

All shareholders will receive a notice and access notification, together with a proxy or voting instruction form, as applicable, which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

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Shareholders who wish to receive paper copies of the Meeting Materials may request copies using the control number as it appears on the proxy or voting instruction form accompanying your notice and access notification. For holders with a 15 digit control number, you may request materials by calling toll free, within North America – 1-866-962-0498 or direct, from outside North America – (514) 982-8716, and entering your control number as indicated on your proxy or voting instruction form. For holders with a 16 digit control number, you may request materials by calling toll free, within North America – 1-844-669-5702 or direct, from outside North America – (604) 687-2766, and entering your control number as indicated on your voting instruction form. Meeting Materials will be sent to you at no cost within three business days of your request, if such request is made before the Meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and Meeting date, all requests must be received no later than September 1, 2017. If you do request paper copies of the Meeting Materials, please note that another proxy/voting instruction form will not be sent and you should retain your current one for voting purposes. To obtain paper copies of the Meeting Materials after the Meeting date, please contact 1-844-669-5702.

The Board of Directors of the Company has fixed the close of business on July 21, 2017 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof. The Board of Directors has also fixed 9:00 a.m. (Pacific time) on Friday, September 8, 2017, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent, Computershare Trust Company of Canada.

DATED at Vancouver, British Columbia, as of the 1st day of August, 2017.

GOLD STANDARD VENTURES CORP. By: (signed) “Jonathan T. Awde” Jonathan T. Awde President and Chief Executive Officer

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Information Circular

The information contained in this Information Circular, unless otherwise indicated, is as of August 1, 2017.

This Information Circular is being mailed by the management of Gold Standard Ventures Corp. (the “Company”) to everyone who was a shareholder (“Shareholder”) of record of the Company on July 21, 2017 (the “Record Date”), which is the date that has been fixed by the Board of Directors of the Company (the “Board”) as the record date to determine the Shareholders who are entitled to receive notice of and to vote at the Meeting.

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management for use at the 2017 annual general and special meeting of the Shareholders that is to be held on Tuesday, September 12, 2017 at 9:00 a.m. (Pacific time) at Terminal City Club, 837 West Hastings Street, Vancouver, B.C. (the “Meeting”). The solicitation of proxies will be primarily by mail. Certain employees or directors of the Company may also solicit proxies by telephone, email or in person. The cost of solicitation will be borne by the Company.

This year, as described in the notice and access notification mailed to Shareholders, the Company will deliver the Meeting Materials (as defined below) to Shareholders by posting the Meeting Materials on www.envisionreports.com/gsvagm2017. The Meeting Materials will be available on this website as of August 4, 2017, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (the “SEC”) website at www.sec.gov as of August 4, 2017. See “Notice and Access” below.

Under the Company’s Articles, one Shareholder entitled to vote at the Meeting must be present in person or by proxy at the Meeting before any action may validly be taken at the Meeting. If such a quorum is not present in person or by proxy, the Company will reschedule the Meeting.

PART 1 – VOTING

HOW A VOTE IS PASSED

Voting at the Meeting will be by a show of hands, each Shareholder having one vote, unless a poll is requested or otherwise required, in which case each Shareholder is entitled to one vote for each common share of the Company (“Share”) held. In order to approve a motion proposed at the Meeting, the motion will require the affirmative vote of greater than 50% of the votes cast (an “ordinary resolution”) unless the motion requires a special resolution in which case the motion will require the affirmative vote of greater than 66 2/3% of the votes cast (a “special resolution”).

WHO CAN VOTE?

Registered Shareholders whose names appear on the Company’s central securities register maintained by Computershare Trust Company of Canada (“Computershare”), the Company’s registrar and transfer agent, as of the close of business on the Record Date, are entitled to attend and vote at the Meeting. Each Share is entitled to one vote.

If your Shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-Registered Shareholders” set out below.

HOW TO VOTE

If you are a registered Shareholder and eligible to vote, you can vote your Shares in person at the Meeting or by signing and returning the accompanying form of proxy (the “Proxy”) by mail in the prepaid envelope provided or vote using the telephone or Internet as indicated on the form. Please see “Registered Shareholders” below.

If your Shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see “Non-Registered Shareholders” below.

REGISTERED SHAREHOLDERS

You are a registered Shareholder if your Shares are registered in your name on the Company’s central securities register maintained by Computershare.

Voting in Person

If you plan to vote in person at the Meeting, do NOT complete and return the Proxy.

Instead, you will need to register with Computershare when you arrive at the Meeting and your vote will be taken and counted at the Meeting.

If your Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf but documentation indicating such officer’s authority should be presented at the Meeting.

Voting by Proxy

If you do not wish to or cannot attend the Meeting in person, you may appoint someone else to attend the Meeting and act as your proxyholder to vote in accordance with your instructions. You can submit your Proxy as follows:

By Mail

Complete the Proxy or any other proper form of proxy, sign, date and return it, together with the power of attorney or other authority if any, under which it was signed or a notarially certified copy, to:

Computershare Trust Company of Canada

8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1.

By Telephone or Internet

To complete your voting instructions using the telephone call 1-866-732-VOTE (8683) toll free and follow the prompts.

You can also vote using the Internet by going to www.investorvote.com and following the instructions.

You will need to insert your 15 digit control number found at the bottom of the first page of the Proxy to vote by telephone or the Internet.

Whichever method you choose, the Proxy must be received or voting instructions completed at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Meeting or any adjournment thereof. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

You May Choose Your Own Proxyholder

The persons named in the Proxy are directors and/or executive officers of the Company. YOU HAVE THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, YOU MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF YOUR NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

Your Voting Instructions

The Shares represented by proxy will be voted or withheld from voting in accordance with the instructions of the applicable Shareholder on any ballot called for and, if a choice is specified with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of such specifications, your Shares will be voted in favour of each of the matters referred to herein. Each such matter is described in greater detail elsewhere in this Information Circular.

The Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the notice of meeting (the “Notice of Meeting”) and other matters which may properly come before the Meeting. It is the intention of the persons designated in the Proxy to vote in accordance with their best judgement on such matters or business. At the time of printing of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.

Revocation of Proxies

A Proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing (or, if the Shareholder is a corporation, by a duly authorized officer or attorney) and either delivered to the Company’s head (and registered) office at Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4 at any time up to 4:00 p.m. (Pacific time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Shareholders are “non-registered Shareholders” (“Non-Registered Holders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Information Circular and the Proxy or voting instruction form, as applicable, (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. This year, the Company has decided to use notice and access to deliver the Meeting Materials to Shareholders. The Meeting Materials will be available on www.envisionreports.com/gsvagm2017 as of August 4, 2017, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov and on the Company’s website at www.goldstandardv.com as of August 4, 2017. All Shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. See “Notice and Access” below.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders and seek voting instructions unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form” or “VIF”) which the Intermediary must follow. Typically, the VIF will consist of a one page pre-printed form. The Non-Registered Holder must properly complete and sign the VIF and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. However, without specific voting instructions, Intermediaries and their agents and nominees are prohibited from voting Shares for their clients. Accordingly, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the persons named in the form of proxy or VIF and insert the name of such Non-Registered Holder or such other person’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or VIF is to be delivered.

Every Intermediary has its own instructions on how to return the VIF; however, generally, you can submit your VIF as follows:

By Mail

Complete the enclosed VIF, sign and return it in the envelope provided.

By Telephone or the Internet

If you want to submit your voting instructions by telephone or using the Internet, see the enclosed VIF for details.

By Appointing Someone Else

If you want to appoint someone other than management’s representative as your proxyholder, who need not be a Shareholder, to attend the Meeting and vote for you, follow the instructions on the enclosed VIF.

If you are voting by instruction, you are subject to an earlier deadline so that your nominee has enough time to submit your instructions to us. Every Intermediary has its own procedures to follow. Therefore, please read your VIF carefully.

Voting in Person

If you plan to vote in person at the Meeting:

●	nominate yourself as appointee by following the instructions provided by your Intermediary. Your vote will be counted at the Meeting so do NOT complete the voting instructions on the form; and

●	register with the transfer agent, Computershare, when you arrive at the Meeting.

You may also nominate yourself as proxyholder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

If you bring your VIF to the Meeting, your vote will NOT count. Your vote can only be counted if you have returned the VIF in accordance with the instructions above and attend the Meeting and vote in person.

Your Voting Instructions

If you do not specify how you want to vote, the persons named in the VIF as appointees will vote FOR each item of business. If you appointed someone else to attend the Meeting and vote on your behalf, he or she can vote as they see fit.

Revocation of Voting Instructions

A Non-Registered Holder may revoke a VIF or a waiver of the right to receive the Meeting Materials and to vote by following the instructions provided by their Intermediary.

UNITED STATES SHAREHOLDERS

This solicitation of proxies involves securities of a corporation incorporated in Canada and is being effected in accordance with the corporate laws of the province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of the provinces of Canada differ from the disclosure and proxy solicitation requirements under United States securities laws. The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a significant portion of its assets and the assets of such persons are located outside the United States. Shareholders may not have standing to bring a claim against a foreign corporation or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign corporation and its officers and directors to subject themselves to a judgment by a United States court.

ELECTRONIC DELIVERY OF DOCUMENTS

Each year the Company delivers documentation to its Shareholders in accordance with applicable corporate and securities laws including interim consolidated financial reports, the annual reports (including audited annual consolidated financial statements and MD&A), the notice of annual and/or special meeting and related management information circular and materials, and other corporate information about the Company. In an effort to make this process more convenient, cost effective and environmentally friendly, Shareholders may choose to receive the Company’s documentation, including the Meeting Materials, electronically in lieu of receiving documentation in paper form by mail. Shareholders who do not consent to receive documentation electronically will continue to receive such documentation by mail or otherwise, in accordance with applicable securities laws.

By consenting to electronic delivery, Shareholders: (i) agree to receive all documents to which they are entitled electronically, rather than by mail; and (ii) understand that access to the Internet and certain system requirements (currently Adobe Acrobat Reader to view Adobe’s portable document format (“PDF”)) are required to receive a document electronically.

The Company may, at any time, elect to not send a document electronically, or a document may not be available electronically. In either case, a paper copy of the document will be mailed to Shareholders.

Registered Shareholders can consent to electronic delivery by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup” to set up a user account as noted in the enclosed Proxy accompanying the Meeting Materials. Shareholders who enrol to receive electronic delivery of documents will receive a notification via email when a new document is available with a link to access the document online.

Shareholders are not required to consent to electronic delivery and may, at any time, revoke or modify any previously given consent to electronic delivery and receive a paper copy of any document at no cost by changing their user account at www.computershare.com/eDelivery accordingly.

NOTICE AND ACCESS

The Company will deliver the Meeting Materials to Shareholders by posting the Meeting Materials on www.envisionreports.com/gsvagm2017. The Meeting Materials will be available on this website as of August 4, 2017, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov and on the Company’s website at www.goldstandardv.com as of August 4, 2017.

The Company will mail paper copies of the Meeting Materials to those registered and beneficial Shareholders who have previously elected to receive paper copies of the Company’s meeting materials. All other Shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies using the control number as it appears on the Proxy or VIF accompanying your notice and access notification. For holders with a 15 digit control number, you may request materials by calling toll free, within North America – 1-866-962-0498 or direct, from outside North America – (514) 982-8716, and entering your control number as indicated on your Proxy or VIF. For holders with a 16 digit control number, you may request materials by calling toll free, within North America – 1-844-669-5702 or direct, from outside North America – (604) 687-2766, and entering your control number as indicated on your VIF. Meeting Materials will be sent to you at no cost within three business days of receipt of your request, if such request is made before the Meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and Meeting date, all requests must be received no later than September 1, 2017. If you do request paper copies of the Meeting Materials, please note that another Proxy/VIF will not be sent and you should retain your current one for voting purposes. To obtain paper copies of the Meeting Materials after the Meeting date, please contact 1-844-669-5702.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

All issued Shares are entitled to be voted at the Meeting and each has one vote. As of the Record Date there were 232,453,671 Shares issued and outstanding.

Only those Shareholders of record on the Record Date will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following persons beneficially own, or exercise control or direction, directly or indirectly, over Shares carrying 10% or more of the voting rights attached to all outstanding Shares:

Name and Municipality of Residence	Number of Shares	Percentage of Issued and Outstanding Shares
FCMI Parent Co. Toronto, Ontario	30,493,966 (1)	13.1%
OceanaGold Corporation Melbourne, Australia	36,802,652 (1)	15.8%
Goldcorp Inc. Vancouver, British Columbia	22,903,362 (1)	9.9%

Notes:

(1)	This information is not within the knowledge of the management of the Company and has been extracted from insider reports filed by FCMI Parent Co., OceanaGold Corporation and Goldcorp Inc. and available through the Internet at www.sedi.ca as of the Record Date.

PART 3 - THE BUSINESS OF THE MEETING

set number of DIRECTORS

The Board presently consists of six (6) directors, with five (5) directors to be elected annually. At the Meeting, it is proposed to increase the number of directors elected to six (6) directors to hold office until the next annual general meeting or until their successors are duly elected or appointed. This requires the approval of the Shareholders by an ordinary resolution, which approval will be sought at the Meeting.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the setting of the number of directors, the persons named in the enclosed Proxy will vote FOR the number of directors of the Company to be set at six (6).

ELECTION OF DIRECTORS

Directors of the Company are elected for a term of one year. Management proposes to nominate the persons named below for election as directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed Proxy will vote FOR the election of the six (6) nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy shall have the right to vote for another nominee in their discretion.

The following table and notes thereto contain biographical information furnished by each of the nominees:

Name, Province/State and Country of Residence and Position with Company	Present Principal Occupation (1)	Director Since	Shares Owned (2)

Jonathan T. Awde (3) British Columbia, Canada President, CEO and Director	President and Chief Executive Officer of the Company	July 13, 2010	2,757,200
D. Bruce McLeod (3) (4) (5) British Columbia, Canada Lead Director	President and Chief Executive Officer of Sabina Gold & Silver Corp. (TSX – SBB), a mining company, from February 2015 to present; former President and Chief Executive Officer, Mercator Minerals Ltd., a mining company, from June 2011 to September 2014	September 29, 2016	137,500
Robert J. McLeod (4) (5) (6) British Columbia, Canada Director	Exploration geologist, 2003 to present; President and Chief Executive Officer, IDM Mining Ltd. (TSX - RV), a mining company, 2013 to present	June 28, 2011 Previously a director from July 13, 2010 to March 17, 2011	Nil

Name, Province/State and Country of Residence and Position with Company	Present Principal Occupation (1)	Director Since	Shares Owned (2)

Jamie D. Strauss (5) (6) London, United Kingdom Director	Director, Strauss Partners, London based boutique mining finance firm, 2009 to present; former Managing Director of UK, BMO Capital Markets, 2007 to 2009	September 5, 2012	24,300
William E. Threlkeld (4) (6) (7) Colorado, U.S.A. Director	Geologist, Senior Vice-President, Seabridge Gold Inc. (TSX – SEA and NYSE – SA), a mining company, since 2001	March 17, 2011	32,200
Richard S. Silas B.C., Canada Corporate Secretary and Director	Principal of Universal Solutions Inc., private company providing management and administration services to TSX Venture Exchange (the “Exchange”) issuers, 1997 to present; Secretary of the Company, July 13, 2010 to present (President and Chief Executive Officer from Aug. 26, 2009 to July 13, 2010)	April, 2009	868,650

Notes:

(1)	Includes occupations for preceding five years unless the director was elected at the previous annual meeting and was shown as a nominee for election as a director in the information circular for that meeting.

(2)	The approximate number of Shares carrying the right to vote in all circumstances beneficially owned, or over which control or direction, directly or indirectly, is exercised by each proposed nominee as of the Record Date. This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by the Company’s transfer agent or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.

(3)	Member of health and safety committee (the “Health and Safety Committee”). Steve Koehler is Chair of the Health and Safety Committee.

(4)	Member of audit committee (the “Audit Committee”). Robert J. McLeod is Chair of the Audit Committee.

(5)	Member of Corporate Governance and Nominating Committee (the “Corporate Governance and Nominating Committee”). D. Bruce McLeod is Chair of the Corporate Governance and Nominating Committee.

(6)	Member of compensation committee (the “Compensation Committee”). Robert J. McLeod is Chair of the Compensation Committee.

(7)	Member of technical committee (the “Technical Committee”). Mac R. Jackson, Jr., the Company’s Vice-President, Exploration, is Chair of the Technical Committee.

Pursuant to the provisions of the Business Corporations Act (British Columbia) the Company is required to have the Audit Committee whose members are indicated above. See also Part 6 “AUDIT COMMITTEE” below. The Company also has the Compensation Committee, the Corporate Governance and Nominating Committee, the Health and Safety Committee and the Technical Committee, the members of which are indicated above. See also Part 4 “EXECUTIVE COMPENSATION” and Part 7 “CORPORATE GOVERNANCE”.

Corporate Cease Trade Orders, Bankruptcy, Penalties or Sanctions

Corporate Cease Trade Orders or Bankruptcy

Other than as disclosed below, as of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)	was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In early 1998, Mercator Minerals Ltd. (“Mercator”), through its then management, filed a registration statement under the U.S. Exchange Act with the SEC which became effective in 1998 without further action by Mercator. Mercator’s subsequent management and directors (including D. Bruce McLeod) were not aware that the registration statement had become effective and accordingly, no further filings were made with the SEC. In June 2011, Mercator received notice from the SEC advising that its registration statement had become effective in 1998 and was delinquent in its SEC filings. As Mercator was unable to make the requisite filings for the period from 1998 to 2011, Mercator negotiated with the SEC and on November 8, 2011 an order was issued by the SEC under section 12(j) of the U.S. Exchange Act revoking Mercator’s registration. The 12(j) order restricted members of a national securities exchange, broker or dealer from effecting any transaction in or inducing the purchase or sale of Mercator’s shares in the United States. On November 8, 2011, Mercator filed a Form 40-F registration statement under the U.S. Exchange Act with the SEC, which became effective on January 9, 2012, in order to remove the restrictions on market participants under the section 12(j) order so that trading in Mercator’s shares in the United States could resume.

D. Bruce McLeod was President and CEO and a director of Mercator when it filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) (the “BIA”) on August 26, 2014. Mr. D. B. McLeod resigned as officer and resigned from the board effective September 4, 2014. Pursuant to section 50.4(8) of the BIA, Mercator was deemed to have filed an assignment in bankruptcy on September 5, 2014 as a result of allowing the ten-day period within which Mercator was required to submit a cash flow forecast to the Official Receiver to lapse.

Richard S. Silas and Jonathan T. Awde are former directors and officers of Northern Star Mining Corp. (“Northern Star”), a reporting issuer whose common shares were previously listed for trading on the Exchange. Mr. Awde resigned as a director and officer of Northern Star on July 13, 2010. Effective August 18, 2010, Northern Star filed a Notice of Intention to Make a Proposal (the “Proposal”) under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”) and appointed Deloitte & Touche Inc. as its trustee. On January 24, 2011, the deadline for filing its Proposal under the Bankruptcy Act expired and Northern Star was deemed to have filed an assignment in bankruptcy as of such date. Richard S. Silas also resigned as a director and officer of Northern Star effective such date.

Mr. Silas is also a former director of Spirit Bear Capital Corp. a capital pool company that was suspended from trading by the Exchange on May 15, 2014 for failure to complete a qualifying transaction within 24 months of its listing.

Penalties or Sanctions

Other than as disclosed below, as of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

On September 2, 2014, Jonathan T. Awde was fined a total of $46,000 by the Quebec court for 11 counts of failing to file insider reports within the prescribed time period required under applicable securities legislation in respect of certain trades in securities of Northern Star during the period from November 2008 to April 2010. The fine has been paid in full.

Personal Bankruptcy

As of the date of this Information Circular, no proposed nominee for election as a director of the Company has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Except as disclosed in this Information Circular, to the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management now or may in the future serve as directors, officers, promoters and members of management of other public companies, some of which are or may be involved in mineral exploration and development, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

APPOINTMENT OF THE AUDITOR

Davidson & Company LLP, Chartered Professional Accountants, have served as the Company’s auditor since their initial appointment on July 13, 2010. See also Part 6 “AUDIT COMMITTEE”.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote FOR the appointment of Davidson & Company LLP, Chartered Professional Accountants, to serve as auditor of the Company until the next annual meeting of the Shareholders and to authorize the directors of the Company to fix its remuneration.

APPROVAL OF SHAREHOLDER RIGHTS PLAN

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass with or without variation, an ordinary resolution (the “Rights Plan Resolution”) to confirm and approve a shareholder rights plan agreement (the “Rights Plan”) dated effective September 12, 2017 between the Company and Computershare Trust Company of Canada (the “Rights Agent”).

Background

The Company originally implemented a shareholder rights plan (the “Original Plan”) pursuant to a shareholder rights agreement dated and effective June 1, 2011 between the Company and the Rights Agent. The Original Plan was ratified, confirmed and approved at the Company’s annual meeting of Shareholders held June 28, 2011 and was reconfirmed at the Company’s annual meeting of Shareholders held September 9, 2014. The Original Plan will expire at the termination of the Meeting.

In order for the Company to continue to have a shareholder rights plan beyond the termination of the Meeting, the Rights Plan Resolution must be passed by an affirmative vote of a majority of votes cast at the Meeting by Independent Shareholders (as defined in the Rights Plan). In effect, all Shareholders will be considered Independent Shareholders provided that they (or any of their affiliates or anyone with which they are acting jointly or in concert) are not at the time of the Meeting, making a takeover bid for Shares. Thereafter, the Rights Plan must be reconfirmed every three years at the annual meeting of Shareholders by an affirmative vote of a majority of the votes cast by Independent Shareholders at that meeting.

On May 9, 2016, the Canadian Securities Administrators adopted amendments to Canada’s takeover bid regime. The key changes to the new takeover bid rules in National Instrument 62-104 –Take-Over Bids and Issuer Bids (“NI 62-104”) include the following:

(a)	the previous 35-day minimum bid period for takeover bids was extended to 105 days, which a board of directors can shorten to as little as 35 days in certain cases;

(b)	non-exempt takeover bids are subject to a mandatory minimum tender condition of over 50% of outstanding shares, other than shares held by a bidder and its joint actors; and

(c)	the deposit period must be extended by 10 days once the minimum tender requirement has been met and all other bid terms and conditions are satisfied or waived.

However, these new takeover bid rules do not address creeping takeover bids where the acquisition of effective control occurs through a number of share purchases over time.

Under current securities legislation, an offeror may obtain control or effective control of a corporation by way of a creeping takeover bid without paying full value, without obtaining shareholder approval and without treating all shareholders equally. For example, an acquiror could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price, which premium is not shared by the other shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or sharing any control premium paid fairly among shareholders. The Board has determined, after considering the new takeover bid rules, that it is advisable for the Company to continue to have a shareholder rights plan to address creeping takeover bids. The Company believes that the Rights Plan preserves the fair treatment of Shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines.

Background to the Rights Plan

The Rights Plan is a new generation plan that integrates the new takeover bid regime set out in NI 62-104. The Rights Plan is not an amended and restated version of the Original Plan.

Purpose of the Rights Plan

The purpose of the Rights Plan is to prevent, to the extent possible, a creeping takeover bid of the Company to ensure that (i) every Shareholder will have an equal opportunity to participate in such a bid, and (ii) all Shareholders are treated fairly in connection with such a bid. As set forth in detail below, the Rights Plan discourages coercive or unfair creeping takeover bids by creating significant potential dilution of any Shares which may be acquired or held by a takeover acquiror if such Shares are not acquired in a manner permitted by the Rights Plan. The potential for significant dilution to the holdings of such an acquiror occurs because the Rights Plan provides that all holders of Shares who are not related to the acquiror will be entitled to exercise rights issued to them under the Rights Plan and to acquire Shares at a substantial discount to prevailing market prices, however, the acquiror and the persons related to the acquiror will not be entitled to exercise any Rights (as defined below) under the Rights Plan.

The Rights Plan does not diminish or detract from the duty of the Board to act honestly, in good faith and in the best interests of the Company and its Shareholders, or to consider on that basis any takeover bid that is made, nor does the Rights Plan alter the proxy mechanism to change the Board, create dilution on the initial issue of the rights, or change the way in which the Shares trade.

The Rights Plan

The following is a summary description of the general operation of the Rights Plan. This summary is qualified in its entirety by reference to the text of the Rights Plan. Capitalized terms not otherwise defined in this section shall have the same meaning ascribed to such terms in the Rights Plan.

Term

If the Rights Plan is approved, it will take effect at the time the Meeting terminates (the “Effective Date”). If the Rights Plan is not reconfirmed by Independent Shareholders (as defined in the Rights Plan) by an ordinary resolution every three years at the applicable annual meeting of Shareholders, the Rights Plan and all outstanding rights issued under the Rights Plan (the “Rights”) will terminate on the applicable meeting date (the latest such meeting date to occur, the “Expiration Time”).

Issue of Rights

All rights outstanding under the Original Plan will expire upon termination of the Meeting. Pursuant to the Rights Plan, one Right will be issued in respect of each Share, or any other share in the capital of the Company that carries a right generally to vote in the election of directors (collectively, a “Voting Share”), outstanding as of the close of business on the Effective Date (the “Record Time”), and one Right will be issued for each additional Voting Share issued thereafter and prior to the earlier of the Separation Time (as defined below) and the Expiration Time. Each Right entitles the holder thereof to purchase from the Company, on the occurrence of certain events, one Share at a price of $25.00 (the “Exercise Price”), subject to adjustment as provided in the Rights Plan. The Rights will not be exercisable until the Separation Time.

Exercise of Rights

Until the Separation Time (or the earlier of the termination or expiration of the Rights), the Rights will trade together with the Voting Shares and will be evidenced by certificates for the associated Voting Shares. After the Separation Time, the Rights will be exercisable and transferable separately from the Voting Shares. “Separation Time” means the earlier of: (1) the close of business on the tenth trading day after the earliest of (i) the first day of a public announcement by an Acquiring Person (as defined below) that an Acquiring Person has become such, (ii) the date of the commencement of or first public announcement of the intent of any person (other than the Company or any subsidiary or affiliate of the Company) to commence a takeover bid (other than a Permitted Bid or Competing Permitted Bid (as defined below)), and (iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to be such; and (2) such later date as may be determined in good faith by the Board.

Flip-in Event

A “Flip-in Event” means a transaction or event pursuant to which a person (the “Acquiring Person”) becomes the beneficial owner of 20% or more of the outstanding Voting Shares. Excluded from the definition of Acquiring Person is (i) the Company and its subsidiaries and affiliates, (ii) any person who becomes the beneficial owner of 20% or more of the Voting Shares as a result of one or more of any combination of certain enumerated transactions (including by way of a Permitted Bid) provided that if such person’s beneficial ownership thereafter increases by more than 1% of the number of Voting Shares outstanding (other than pursuant to one or any combination of certain enumerated transactions), then, as of the date such person becomes the beneficial owner of such additional Voting Shares, such person shall become an “Acquiring Person”, (iii) for a period of ten days after the Disqualification Date (as defined below), any person who becomes the beneficial owner of 20% or more of the outstanding Voting Shares as a result of such person becoming disqualified from relying on certain enumerated exclusions (for example, investment advisers and fund managers) to the definition of “Beneficial Owner” (as defined in the Rights Plan) solely because such person or the beneficial owner of such Voting Shares is making or has announced an intention to make a takeover bid, either alone or by acting jointly or in concert with any other person, or (iv) an underwriter or member of a banking or selling group that becomes the beneficial owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Company. For the purposes of this section, “Disqualification Date” means the first date of public announcement that any person is making or has announced an intention to make a takeover bid. Any Rights beneficially owned by the Acquiring Person upon the occurrence of any Flip-in Event will be void, as will any Rights beneficially owned by the Acquiring Person’s affiliates or associates (and any persons acting jointly or in concert with the Acquiring Person or such affiliates or associates), and transferees thereof. After the occurrence of a Flip-in Event, each Right (other than those that are void) will permit the holder to purchase Shares with a total market value (generally the average daily closing price per Share for the 20 consecutive trading days through and including the trading days immediately preceding the Flip-in Event) of $50.00 on payment of $25.00.

Beneficial Ownership

In general, a person is deemed to beneficially own Voting Shares actually held by others in circumstances where those holdings are or should be grouped for purposes of the Rights Plan. Included are holdings by the person’s affiliates, associates and any other person with which the person is acting jointly or in concert.

Also included are securities which the person or any of the person’s affiliates or associates has the right to acquire within 60 days.

The definition of “beneficial ownership” contains several exclusions whereby a person is not considered to “beneficially own” a security. There are exemptions from the deemed “beneficial ownership” provisions for certain Shareholders, including investment managers whose ordinary business includes managing funds for others, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds (including for employee benefit plans, pension plans and certain insurance plans), administrators of registered pension funds or plans and a Crown agent or agency, provided that such Shareholder is not then making or has not then announced an intention to make a takeover bid alone or jointly or in concert with any other person, other than an Offer to Acquire Shares or other securities pursuant to a distribution by the Company or by means of ordinary market transactions executed through the facilities of a stock exchange or organized over-the counter market.

Lock-up Agreement

A bidder may enter into lock-up agreements with Shareholders (“Locked-up Persons”) whereby such Shareholders agree to tender their Voting Shares to a takeover bid (the “Subject Bid”) without a Flip-in Event occurring. Any such agreement must contain a provision that either permits the Locked-up Person to withdraw the Voting Shares to tender to another takeover bid or to support another transaction that contains an offering price that provides greater value per Voting Share to the holder of Rights (“Holder”) than the Subject Bid or permits the Locked-up Person to withdraw the Voting Shares to tender to another takeover bid or to support another transaction that contains an offering price that exceeds the offering price contained in the Subject Bid by a specified minimum amount not exceeding 7% of the offering price of the Subject Bid. A lock-up agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give a bidder an opportunity to match a higher price in another transaction as long as the Holder can accept another bid or tender to another transaction.

The Rights Plan requires that any lock-up agreement be made available to the Company and the public and also provides that under a lock-up agreement no “break up” fees, “top up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of: (i) 2.5% of the price or value payable under the Subject Bid to a Locked-up Person; and (ii) 50% of the amount by which the price or value payable to a Locked-up Person under another takeover bid or transaction exceeds what such Locked-up Person would have received under the Subject Bid, can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Voting Shares to the Subject Bid or withdraws Voting Shares previously tendered thereto in order to deposit such Voting Shares to another takeover bid or support another transaction.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted (or deemed to be imprinted) on certificates for Voting Shares issued from and after the Record Time and are not to be transferable separately from the Voting Shares. From and after the Separation Time and prior to the Expiration Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Voting Shares.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire Voting Shares of the Company without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a “Permitted Bid”, meaning it is a takeover bid that is made by means of a takeover bid circular and complies with the following conditions:

(a)	the bid is made to all registered holders of Shares (other than Shares held by the offeror);

(b)	the offeror agrees that no Shares will be taken up or paid for under the bid for at least 105 days following the commencement of the bid, or such shorter minimum period that a takeover bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104 and that no Shares will be taken up or paid for unless at such date more than 50% of the outstanding Shares held by Shareholders other than the offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c)	the offeror agrees that the Shares may be deposited to and withdrawn from the takeover bid at any time before such common shares are taken up and paid for; and

(d)	if on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, offeror shall make a public announcement of that fact and the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Shares.

The Rights Plan will allow for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid. A Permitted Bid and a Competing Permitted Bid under the Rights Plan both permit partial bids, which allow a bidder to make a takeover bid for less than 100% of the outstanding Shares.

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the takeover bid is made by a takeover bid circular to all holders of Voting Shares. Where the waiver power is exercised for one takeover bid, the waiver will also apply to any other takeover bid for the Voting Shares made by a takeover bid circular to all holders of Voting Shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board, with the approval of a majority of the votes cast by Shareholders (or the Holders of Rights if the Separation Time had occurred) voting in person and by proxy, at an annual general meeting of the Shareholders duly called for that purpose, may redeem the Rights at $0.00001 per Right. Rights shall also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendments

The Board may amend the Rights Plan with the approval of a majority of the votes cast by Shareholders (or the Holders if the Separation Time has occurred) voting in person and by proxy at an annual general meeting of the Shareholders duly called for that purpose. The Board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next annual general meeting of the Shareholders (or Holders, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

The full text of the Rights Plan is available for review on SEDAR under the Company’s profile at www.sedar.com.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, pass the Rights Plan Resolution, as follows:

“RESOLVED, as an ordinary resolution, THAT:

1.	the Rights Plan, the terms and conditions of which are substantially described in the Information Circular is hereby confirmed and approved;

2.	the making of any revisions to the Rights Plan as may be required by any professional commentators on shareholder rights plans to conform the Rights Plan to shareholder rights plans prevalent for public reporting issuers in Canada, as may be approved by any director or officer of the Company, is hereby approved;

3.	any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver, with or without the corporate seal, all documents or instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, including compliance with all securities laws and regulations, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such thing.”

Recommendation of the Board

The Board unanimously recommends that the Shareholders vote in favour of the Rights Plan Resolution.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the approval of the Rights Plan Resolution, the persons named in the enclosed Proxy will vote FOR the approval of the Rights Plan Resolution.

APPROVAL OF RESTRICTED SHARE UNIT AWARD PLAN

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass with or without variation, an ordinary resolution (the “RSU Plan Resolution”) to confirm and approve a restricted share unit award plan (the “RSU Plan”) dated effective September 12, 2017 for its directors, officers and employees.

Background

To promote the alignment of directors, officers and employees’ interests with those of Shareholders, and to assist with the Company attracting, retaining and motivating its directors, officers and employees, the Board has proposed for adoption the RSU Plan for directors, officers and employees of the Company, subject to the approval of such plan by disinterested Shareholders at the Meeting and by the Exchange. The RSU Plan will be administered by the Compensation Committee.

The RSU Plan (as described more fully below) was developed by management of the Company and the Compensation Committee and, subject to approval by disinterested Shareholders, will become share-based incentive compensation for employees.

A summary of the material terms of the RSU Plan is set out below.

Summary

All directors, officers and employees of the Company are eligible to participate in the RSU Plan (“Award Participants”). Award Participants may be awarded a restricted share unit award (a “Restricted Award”), from time to time at the discretion of the Compensation Committee. Each Restricted Award confers on their holder the right to receive one Share from treasury (subject to adjustment in accordance with the RSU Plan), upon the completion of certain conditions during such periods as the Compensation Committee shall establish.

The maximum number of Shares that may be issuable pursuant to the RSU Plan is 5,000,000, representing 2.2% of the outstanding Shares. In addition, the aggregate number of Shares that may be issuable pursuant to the RSU Plan combined with all of the Company’s other security based compensation arrangements, including the Option Plan (as defined below), shall not exceed 10% of the outstanding Shares. The number of Shares that may be issued under any Restricted Award will be determined by the Compensation Committee, provided that the number of Shares reserved for issuance to any one Award Participant pursuant to the RSU Plan combined with all of the Company’s other security compensation based arrangements, including the Option Plan, within any one year period shall not, in aggregate, exceed 5% of the total number of outstanding Shares and the number of Shares (i) issuable, at any time, to Award Participants that are insiders of the Company and (ii) issued to Award Participants that are insiders of the Company within any one year period pursuant to the RSU Plan, or when combined with all of the Company’s other security based compensation arrangements that provide for the issuance from treasury or potential issuance from treasury of Shares shall not, in aggregate, exceed 10% of the total number of outstanding Shares. Rights or interests of an Award Participant under the RSU Plan may not be assigned except pursuant to a will or by the laws of succession and distribution.

Under no circumstances shall Restricted Awards be considered Shares nor entitle a Award Participant to any rights as a Shareholder, including, without limitation, voting rights, distribution entitlements (other than as set out below) or rights on liquidation. Fractional Awards (as defined in the RSU Plan) may accrue pursuant to the RSU Plan. Each Restricted Award will be payable in Shares. The Company is authorized to take such steps as may be necessary to ensure all Applicable Withholding Taxes (as defined in the RSU Plan) are withheld, deducted and remitted as required by law.

Restricted Awards credited to an Award Participant shall count towards such employee’s ownership requirements as prescribed from time to time by the Board.

Restricted Awards granted pursuant to the RSU Plan shall typically have a vesting term of three years, subject to the discretion of the Compensation Committee to determine a different vesting schedule for any Restricted Award. Except as otherwise determined by the Compensation Committee, upon the termination of an Award Participant’s employment (as determined under criteria established by the Compensation Committee), including by way of death, retirement, disability, termination without cause and termination for cause during the term of a Restricted Award, all unvested Restricted Awards held by the Award Participant shall be forfeited and cancelled; provided, however, that the Compensation Committee may, if it determines that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions or conditions with respect to any such Restricted Award.

Any unvested Restricted Awards issued to an Award Participant at the time of a Merger and Acquisition Transaction (as defined in the RSU Plan) shall immediately vest if either (i) the Award Participant is either terminated without cause or resigns with good reason (as such term has been defined under common law, including any reason that would be considered to amount to constructive dismissal by a court of competent jurisdiction) from their position with the Company within the period ending 12 months from the date of the completion of the Merger and Acquisition Transaction, or (ii) the Compensation Committee, acting reasonably, determines that an adjustment to the number and type of Shares (or other securities or other property) issuable pursuant to a Restricted Award resulting from a Merger and Acquisition Transaction is impractical or impossible. In such an event, the Compensation Committee shall, acting reasonably, determine the extent to which the Award Participant met the conditions for vesting of Restricted Awards.

The administration of the RSU Plan shall be subject to and performed in conformity with all applicable laws, regulations, orders of governmental or regulatory authorities and the requirements of any stock exchange on which the Shares are listed. Each Award Participant shall comply with all such laws, regulations, rules, orders and requirements, and shall furnish the Company with any and all information and undertakings, as may be required to ensure compliance therewith.

The RSU Plan provides that the Company may make any amendment to any Restricted Award or the RSU Plan with the approval of Shareholders, including any amendment that would:

(a)	increase the number of Shares, or rolling maximum, reserved for issuance under the RSU Plan;

(b)	extend the term of a Restricted Award beyond its original expiry time; or

(c)	result in any modification to the amendment provisions of the RSU Plan.

The RSU Plan also permits the Company to make any amendment other than those listed above without prior approval of Shareholders, including:

(a)	amendments of a clerical nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;

(b)	amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including the Exchange;

(c)	amendments to any vesting provisions of a Restricted Award; and

(d)	amendments to the expiration date of a Restricted Award that does not extend the term of a Restricted Award past the original date of expiration for such Restricted Award.

The Exchange has conditionally approved the RSU Plan and the listing of the Share issued pursuant to the RSU Plan. Listing is subject to the Company fulfilling all of the listing requirements of the Exchange.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, pass the RSU Plan Resolution, as follows:

“RESOLVED, as an ordinary resolution, THAT:

1.	the adoption by the Company of and the performance of its obligations under the RSU Plan, as more particularly described in the Information Circular, is hereby approved and adopted;

2.	notwithstanding that the foregoing resolutions have been duly passed, the Board may, without further notice to or approval of the Shareholders, determine the timing and arrange for the implementation of the RSU Plan, decide not to proceed with the RSU Plan, or modify the RSU Plan, provided that any modification will not be materially prejudicial to Shareholders, or revoke this resolution at any time prior to implementation of the RSU Plan; and

3.	the Board is hereby authorized to execute or cause to be executed on behalf of the Company or to deliver or cause to be delivered all such documents, agreements and instruments and do or cause to be done all such other acts and things as they shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the executed and delivery of such document, agreement or instrument or the doing of any such act or thing.

Recommendation of the Board

The Board unanimously recommends that the Shareholders vote in favour of the RSU Plan Resolution.

Unless the shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the approval of the RSU Plan Resolution, the persons named in the enclosed Proxy will vote FOR the approval of the RSU Plan Resolution.

AMENDMENT AND APPROVAL OF STOCK OPTION PLAN

Policy 4.4 of the Exchange specifies that all listed issuers must implement a stock option plan. The Company’s current stock option plan, which was initially adopted on June 28, 2011, as subsequently amended on June 13, 2012 and June 9, 2015 (the “Option Plan”), is a “rolling” plan as characterized by Exchange policy pursuant to which the aggregate number of Shares reserved for issuance thereunder may not exceed, at the time of grant, in aggregate 10% of the Company’s issued and outstanding Shares from time to time. Exchange policy requires that shareholder approval for “rolling” stock option plans must be obtained annually.

Currently, the material terms of the Option Plan are as follows:

1.	The number of Shares subject to each option is determined by the Board, or if appointed, by a special committee of directors appointed from time to time by the Board, provided, at the time the options are granted, that:

(a)	the number of Shares subject to options, in the aggregate, not exceed 10% of the Company’s then issued Shares;

(b)	no more than 5% of the issued Shares may be granted to any one optionee in any 12 month period (unless the Company has obtained “disinterested” Shareholder approval);

(c)	no more than 2% of the issued Shares may be granted to any one consultant in any 12 month period;

(d)	no more than an aggregate of 2% of the issued Shares may be granted to persons employed to provide “investor relations activities” in any 12 month period; and

(e)	no more than 10% of the issued Shares may be granted to insiders in any 12 month period.

2.	The exercise price of the options cannot be set at less than the last closing price of the Shares on the stock exchange on which the Shares are then listed on the day before the date on which the options are granted by the Company, less the maximum allowable discount from market as may be permitted under the policies of such exchange, if any, or such other minimum exercise price as may be required by such exchange.

3.	The options may be exercisable for a period of up to 10 years.

4.	All options are non-assignable and non-transferable and, if issued to insiders or granted at an exercise price less than market price, all options or Shares issued on the exercise of such options will be legended with a four-month Exchange hold period commencing on the date the options are granted.

5.	The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time provided that options granted to consultants performing “investor relations activities” must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

6.	Reasonable topping up of options granted to an individual will be permitted.

7.	The option can only be exercised by the optionee and only so long as the optionee is a director, officer, employee or consultant of the Company, any of its subsidiaries or a management company employee or within a reasonable period of time, not to exceed one year, after the optionee ceases to be in at least one of such positions to the extent that the optionee was entitled to exercise the option at the date of such cessation.

8.	In the event of death of an optionee, the option previously granted to him shall be exercisable as to all or any of the Shares in respect of which such option has not previously been exercised at the date of the optionee’s death (including in respect of the right to purchase Shares not otherwise vested at such time), by the legal representatives of the optionee at any time up to and including (but not after) a date one year following the date of death of the optionee or the expiry time of the option, whichever occurs first.

9.	Options may provide that, in the event of the sale by the Company of all or substantially all of the property and assets of the Company or in the event of a take-over bid is made for the Shares of the Company, the optionees under such options shall be entitled, for a stated period of time thereafter, to exercise and acquire all Shares under their option, including in respect of Shares available under the option that are not otherwise vested at that time.

10.	Disinterested Shareholder approval for any reduction in the exercise price of a previously granted option, if and as required by the Exchange, shall be obtained prior to the exercise of such options if the optionee is an “insider” of the Company at the time of the proposed reduction.

11.	If an option expiry date falls on a date which is during or within 2 business days from an applicable trading blackout, the expiry date will be extended to 10 days following the expiration of the blackout period.

The full text of the Option Plan is available for review on SEDAR under the Company’s profile at www.sedar.com.

Proposed Amendments

The Company has proposed amendments to the Option Plan, effective September 12, 2017, to:

(a)	reduce the maximum term for options issued under the Option Plan from ten years to five years;

(b)	amend the change of control provisions of the Option Plan to align with the change of control provisions of the RSU Plan;

(c)	amend the provisions of the Option Plan mandating the approvals necessary to amend the terms of the Option Plan to comply with the requirements of both the Exchange and the Toronto Stock Exchange (“TSX”);

(d)	amend the insider participation limits in the Option Plan to align with the insider participation limits required by both the Exchange and the TSX; and

(e)	amend the hold period provisions of the Option Plan to expressly require that all options issued to insiders, or having an exercise price per Share that is less than market price, be subject to a four-month hold period commencing on the date the options are granted, as requested by the Exchange in a letter to the Company dated November 22, 2016.

The Board believes that the proposed amendments to the Option Plan are necessary and in the best interest of the Company and its Shareholders, to ensure compliance with the policies of both the Exchange and the TSX, should the Company graduate to the TSX.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to pass the following resolutions:

“RESOLVED, as an ordinary resolution, THAT:

1.	the Option Plan is hereby confirmed and approved;

2.	the Option Plan be amended as set forth in the Information Circular;

3.	the reservation under the Option Plan of up to a maximum of 10% of the Shares, on a rolling basis, as at the time of granting of the stock option pursuant to the Option Plan be and the same is hereby authorized and approved; and

4.	any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents, agreements and instruments, and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such act or thing.”

Recommendation of the Board

The Board unanimously recommends that the Shareholders vote in favour of amending and approving the Option Plan.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the amendment and approval of the Option Plan, the persons named in the enclosed Proxy will vote FOR the approval of the above resolution.

PART 4 – EXECUTIVE COMPENSATION

As defined under applicable securities legislation, the Company had four “Named Executive Officers” during the financial year ended December 31, 2016 as set out below:

Jonathan T. Awde	-	President and Chief Executive Officer
Michael N. Waldkirch	-	Chief Financial Officer
Mac R. Jackson, Jr.	-	Vice-President, Exploration
Richard S. Silas	-	Secretary
Steve Koehler	-	Manager of Projects

Definitions: For the purpose of this Information Circular:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“closing market price” means the price at which the Company’s security was last sold, on the applicable date,

(a)	in the security’s principal marketplace in Canada, or

(b)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

“company” includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“external management company” includes a subsidiary, affiliate or associate of the external management company;

“grant date” means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “Named Executive Officer” means each of the following individuals:

(a) (b)	a CEO; a CFO;

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option; and

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company’s Named Executive Officers.

The Company’s policies on compensation for its Named Executive Officers are intended to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements in the context of the Company. The overriding principles in establishing executive compensation provide that compensation should:

(a)	reflect fair and competitive compensation commensurate with an individual’s experience and expertise in order to attract, motivate and retain highly qualified executives;

(b)	reflect recognition and encouragement of leadership, entrepreneurial spirit and team work;

(c)	reflect an alignment of the financial interests of the executives with the financial interest of the Shareholders;

(d)	include stock options and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate performance and objectives;

(e)	reflect a contribution to enhancement of the Company’s Shareholder value; and

(f)	provide incentive to the executives to continuously improve operations and execute on corporate strategy.

The Named Executive Officers’ compensation program is, therefore, designed to reward the Named Executive Officers for increasing Shareholder value, achieving corporate performance that meets pre-defined written objective criteria, improving operations and executing on corporate strategy. The same approach is taken by the Company with respect to the compensation of senior management personnel other than the Named Executive Officers.

Neither the Company’s directors nor its NEOs are permitted to purchase financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted by the Company to such individuals as compensation or held, directly or indirectly, by the director or NEO.

Goals and Objectives

The Board has established the Compensation Committee which is currently comprised of Robert J. McLeod (Chair), Jamie D. Strauss and William E. Threlkeld.

The purpose of the Compensation Committee is to make recommendations to the Board regarding the following: (a) executive compensation (including philosophy and programs); (b) management development and succession; (c) compensation of the members of the Board; and (d) broadly applicable compensation and benefit programs; however, it is the Board as a whole who is responsible for determining the final compensation (including long-term incentive in the form of stock options) to be granted to the Company’s executive officers and directors to ensure that such arrangements reflect the responsibilities and risks associated with each position. Management directors are required to abstain from voting in respect of their own compensation thereby providing the independent members of the Board with considerable input as to executive compensation.

As a junior resource issuer, the Company’s executive compensation program focuses primarily on rewarding the efforts of its executives in increasing Shareholder value and meeting the goals and objectives established by the Board for the Company as a whole and each executive on an individual basis. The Compensation Committee is responsible for reviewing executive compensation with respect to the achievement of these goals on an annual basis and making recommendations to the Board with input from the Company’s CEO. In doing so, the Compensation Committee recognizes the importance of ensuring that overall compensation for Named Executive Officers is not only internally equitable, but also competitive within the market segment for junior natural resource issuers. Specifically, the Compensation Committee’s review and evaluation includes measurement of, among others, the following areas: (a) the achievement of corporate objectives, such as financings, exploration programs and successes, acquisitions, joint ventures and other business development, in particular having regard to budgetary constraints and other challenges facing the Company; (b) the Company’s financial condition; and (c) the Company’s share price, market capitalization and Shareholder returns. The Compensation Committee also takes into consideration the value of similar incentive awards to executive officers at comparable companies (see “Executive Compensation Report” below) and the awards given to executive officers in past years.

The goal of the Compensation Committee is to meet at least twice a year to assess, evaluate, monitor and make recommendations to the Board regarding appropriate executive compensation policies as well as succession planning and will meet more frequently if required.

As set out below, decisions relating to option grants are made by the Board based on input from the Compensation Committee and CEO, as applicable, and having regard to the intended purpose of such grants as long-term incentives.

The Board considers the implications of potential risks associated with the Company’s compensation policies and practices, and has adopted practices to identify and mitigate these risks, including:

(a)	capping STIP (as defined below) payouts while not providing a minimum STIP payout;

(b)	providing a mix of compensation between salary and scorecard related STIP and LTIP (as defined below) incentives, with a high percentage of salary “at risk” for STIP and LTIP payouts;

(c)	consideration of strategic objectives in deciding future compensation; and

(d)	retaining discretion of the Compensation Committee to alter both the means of compensation, between cash and stock option incentives, as well as the quantum of compensation, based on the Company’s financial status.

Executive Compensation Program

The Board’s compensation philosophy is aimed at attracting and retaining quality and experienced people that are critical to the success of the Company.

Executive compensation is comprised of three principal elements: base fee or salary, short-term incentive compensation (“STIP”) (discretionary cash bonuses) and long-term incentive compensation (“LTIP”) (share options).

Base fee or salary is intended to be competitive with, but not at the high end of the range of, similar issuers in the junior natural resource market. After base fee or salary, options are considered to be long-term incentives and the most important form of long-term compensation, as they provide incentive to build Shareholder value. The amount of options granted is proportional to the recipient’s position in the Company and tied to meeting stretched targets in a pre-agreed scorecard. Bonuses are the least important of the three components and are determined at year-end. It is anticipated that, if granted, they will be equal to a percentage of base fee or salary and relate to the scorecard.

Each element has a different function, as described in greater detail below, but all elements work together to reward the Named Executive Officers appropriately for personal and corporate performance.

Base Fee or Salary

Base fees or salaries are considered an essential element in attracting and retaining the Company’s senior executives (including the Named Executive Officers) and rewarding them for corporate and individual performance. Base fees or salaries are established by taking into account level of skills, expertise and capabilities demonstrated by the senior executives, individual performance and experience, level of responsibility and competitive pay practices by comparable junior natural resource issuers. See “Executive Compensation Report” below.

Base fees or salaries are reviewed annually by the Board and are adjusted, if appropriate, to reflect performance and market changes taking into account the recommendations of the Compensation Committee.

In addition to base fee or salary, the Named Executive Officers are reimbursed by the Company for reasonable out-of-pocket expenses incurred in connection with their employment with the Company.

Salary Reviews

In 2016, the Board authorized increases to the base fees/salaries paid to certain Named Executive Officers, with the Company’s President and CEO receiving a substantial increase, and the CFO and the Vice-President, Exploration receiving minor increases, as set out in the “Summary Compensation Table” below. The base fees/salaries paid to the other Named Executive Officer in 2016 did not change from the previous 2015 levels.

Short-Term Incentives (“STIP”)

The Company’s STIP for senior executives (including the Named Executive Officers) is provided through a target cash bonus consisting of a percentage of the base salary based on actual performance and measured using a written annual scorecard. First implemented in 2016, the scorecard is made up of meeting pre-determined “stretched” objectives relating to key strategic goals aligned to Shareholder values, personal metrics as well as health, safety and environmental (“HS&E”) requirements. In the event of HS&E not meeting required standards, the Compensation Committee will consider appropriate reductions, which may impact as much as 100% of the STIP. The percentage of the base salary that is paid as bonus ranges from 0% to 200%, where 100% represents all targets being met, and 200% represents all targets being significantly exceeded. Given the current stage of development of the Company, stretched targets, if relevant, will also be considered in the overall assessment of amount of STIP to be paid to the senior executives.

Long-Term Incentives (“LTIP”)

The Company’s LTIP for senior executives (including the Named Executive Officers) is provided through stock option grants under the Option Plan, which permits the granting of options to purchase up to a maximum of 10% of the then issued and outstanding Shares. Each Named Executive Officer is eligible for option grants as determined by the Board, based on the recommendation of the Compensation Committee following the scoring of the scorecard. Named Executive Officers, subject to their position within the Company, have a percentage of their salary at risk for LTIP allocation. This figure is then adjusted depending on the scorecard score between 0 – 200% (with 100% being target). Following any discretionary adjustments by the Compensation Committee, this result is then multiplied by a Black-Scholes value of options to equate to the number of options issued. The options granted under the Option Plan may be exercisable for the period determined by the Board at the time of grant, subject to the terms of the Option Plan and the policies of the Exchange.

Participation in the Option Plan is considered to be a critical component of compensation that provides incentive to the Named Executive Officers to create long-term growth and Shareholder value, as the value of the options is directly dependent on the market valuation of the Company. As such, stock options reward overall corporate performance, as measured through the price of the Shares and enables executives to acquire and maintain a significant ownership position in the Company.

Stock options are normally granted by the Board when an executive officer first joins the Company based on his level of responsibility within the Company. The Board also evaluates the number of options an officer has been granted, the exercise price of the options and the term remaining on those options when considering further grants. Options are usually priced at the closing trading price of the Shares on the business day immediately preceding the date of grant and the current policy of the Board is that options expire five years from the date of grant.

Discretion of the Compensation Committee

After completing its assessment of the performance each of the Named Executive Officers against the relevant goals and objectives on the annual scorecard, the Compensation Committee asks itself five questions that are used to determine whether or not further discretion should be exercised prior to finalizing the compensation of each of the Named Executive Officers. These questions are as follows:

1.	Is the compensation appropriate in the circumstances?

2.	Does it feel “right”?

3.	Is it affordable?

4.	How does it affect dilution?

5.	Have their been any sector changes that require consideration for remuneration?

2016 Bonus Awards

Details of the Named Executive Officers’ target STIP payouts are as follows:

Name	STIP salary “at risk”	STIP based on meeting target ($)	2016 STIP payout ($)
Jonathan T. Awde	100%	440,000	653,000
Michael N. Waldkirch	60%	101,000	138,000
Richard S. Silas	60%	80,000	107,000
Mac R. Jackson, Jr.	80%	170,000	252,000
Steve Koehler	70%	120,000	179,000

In 2016, the Named Executive Officers’s STIP payouts were equal to the following percentages of their base salary:

•	Jonathan T. Awde: 148.5%

•	Michael N. Waldkirch: 81.5%

•	Richard S. Silas: 79.7%

•	Mac R. Jackson, Jr.: 118.7%

•	Steve Koehler: 103.8%

Details of the Named Executive Officer’s target LTIP payouts are as follows:

Name	LTIP salary “at risk”	LTIP options based on meeting target (1)	2016 LTIP options awarded (1)
Jonathan T. Awde	90%	318,430	575,120
Michael N. Waldkirch	60%	81,537	134,770
Richard S. Silas	60%	139,269 (2)	84,600 (2)
Mac R. Jackson, Jr.	80%	136,378	245,980
Steve Koehler	60%	82,985	149,670

Notes:

(1)	Based on a Black-Scholes option value of C$1.2436. See Note 1 of the “Summary Compensation Table” for further information regarding the Black-Scholes valuation.

(2)	Based on a Black-Scholes option value of C$0.5773 (one year option). See Note 16 of the “Summary Compensation Table” for further information regarding the Black-Scholes valuation.

The amounts of LTIP granted to each of the Named Executive Officers was based on their performance using the scorecard for 2016. In determining the quantum of stock options to be granted to each Named Executive Officer, the Compensation Committee assessed the scoring of each Named Executive Officer for the 2016 calendar year and established a value based on the respective Named Executive Officer’s percentage of salary at risk. Once this base number of stock options was established, the Compensation Committee then used its discretion and added an additional 20% of stock options in their discretion to reward the Named Executive Officers in recognition of a particularly impressive year which influenced Shareholder value. This approach was then recommended by the Compensation Committee for Board approval, which the Board approved.

See Part 3 “THE BUSINESS OF THE MEETING – Amendment and Approval of Stock Option Plan” for details of the material terms of the Company’s Option Plan.

Executive Compensation Report

In 2016 and 2017, management engaged Roger Gurr & Associates (“Gurr”) to provide a review of executive and board compensation to assist the Company in developing an appropriate compensation strategy (including a comparator group of mining companies) to attract, retain and motivate staff to achieve the Company’s development plans. In its report to the Compensation Committee, Gurr recommended that the Company’s overall approach to executive compensation include a comparator group of mining development companies of similar size and complexity as the Company, utilizing the following criteria:

● head office in North America;

● stand-alone company that employs full-time executives in leadership positions;

● common shares listed on U.S. and/or Canadian stock exchange;

● advanced stage exploration/development companies;

● assets in low/medium risk jurisdictions, preferably in the Americas; and

● market capitalization in the range of $250 - $1 billion.

Gurr developed a comparator group of 17 mining companies and determined that the Company’s base salary midpoints should be based on the midpoint of the comparator group, the target annual bonus opportunity should be based upon that of the typical market to incentivize the development of the Company’s two development projects, and actual bonus awards should be based on performance mainly associated with development of the projects. Gurr also found that LTIP should be provided in the form of stock options (and possibly share based units). The level and form of these incentives should be reviewed each year and determined to align the interests of executives with Shareholders. These incentives should be performance based to reward executive performance and improve Shareholder value. Total rewards should be between the median and top quartile of the executive compensation paid by the comparator group companies, depending on the development of the Company and the increase in total Shareholder return.

The following table lists the fees paid to Gurr in the two most recently completed financial years:

	2016	2015
Executive Compensation-Related Fees	$20,000	Nil
All Other Fees	Nil	Nil

Peer Group

The Compensation Committee, in consultation with management, have drawn up a peer group of the following companies, for future comparison, which was recommended to the Board and approved:

•	Bear Creek Mining Corp.;

•	Bello Sun Mining Corp.;

•	Continental Gold Ltd.;

•	Dalradian Resources Inc.;

•	Lundin Gold Inc.;

•	NGEx Resources Inc.;

•	Osisko Mining Inc.;

•	Premier Gold Mines Ltd.;

•	Roxgold Inc.;

•	Sabina Gold & Silver Corp.;

•	Seabridge Gold Inc.; and

•	Victoria Gold Corp.

Performance Graph

The chart below shows the percentage change in the Company’s cumulative Shareholder return commencing December 31, 2011 and ending December 31, 2016, based upon a $100 investment made on December 31, 2011 in Shares, against the cumulative total Shareholder return of the S&P/TSX Composite Index over the same period.

	December 31, 2011 (1)	December 31, 2012 (1)	December 31, 2013 (1)	December 31, 2014 (1)	December 31, 2015 (1)	December 30, 2016 (1)	Average Annual Return
$100 Investment in Base Period	$100.00	$177.33	$86.67	$66.67	$126.67	$382.67	56.50%

Notes:

(1)	The Company’s last business day of the year.

As described above, the Compensation Committee considers various factors in determining the compensation of the Named Executive Officers and share performance is one performance measure that is reviewed and taken into consideration with respect to executive compensation.

The Company’s compensation policies provide a significant portion of each senior executive’s compensation package in the form of stock option compensation. The options are intended to be competitive and forward-looking. See “Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” below for details of current stock options granted by the Company to the Named Executive Officers.

However, the Company operates in a commodity business and the share price can be directly impacted by the market prices of gold and other precious metals, which fluctuate widely and are affected by numerous factors that are difficult to predict and beyond the Company’s control. The Company’s share price is also affected by other factors beyond the Company’s control, including general and industry-specific economic and market conditions. The Compensation Committee evaluates financial performance by reference to the Company’s operating performance in addition to short-term changes in share price based on its view that the Company’s long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the current stock price may be temporarily depressed by short-term factors, such as recessionary economies and operating markets or depressed commodity prices or temporarily increased due to market conditions or events. The movement in share price of the Company is not considered wholly representative of actions taken with respect to executive compensation.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most highly compensated executive officers, other than the CEO and CFO, whose total compensation was more than $150,000 for the most recently completed financial year. These individuals are referred to collectively as the “Named Executive Officers” or “NEOs”.

Name and principal position	Year	Salary	Share based Awards	Option Based Awards (1)	Non-equity incentive plan compensation		Pension Value	All other Compensation (2)	Total Compensation
					Annual Incentive Plans	Long-Term Incentive Plans
Jonathan T. Awde President and CEO	2016 2015 2014	$312,500 (3) (4) $224,167 (3) $220,000 (3)	Nil Nil Nil	$715,219 (5) $310,781 (5) $213,317 (5)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$653,400 (6) $98,000 (6) $54,650 (6)	$1,681,119 $632,948 $487,967
Michael N. Waldkirch CFO	2016 2015 2014	$164,500 (7) $163,000 (7) $163,000 (7)	Nil Nil Nil	$167,600 (8) $88,795 (8) $64,335 (8)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$137,803 (9) $24,450 (9) $18,150 (9)	$469,903 $276,245 $245,485
Mac R. Jackson, Jr. VP, Exploration	2016 2015 2014	$280,857 $234,099 $178,924 (10)	Nil Nil Nil	$305,901 (12) $88,795 (12) $95,280 (12)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$333,210 (13) $76,416 (13) $32,957 (13)	$919,968 $399,310 $307,161
Richard S. Silas Secretary	2016 2015 2014	$134,000 (14) $134,000 (14) $134,000 (14)	Nil Nil Nil	$48,840 (15) (16) $88,795 (15) $64,335 (15)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$106,852 (17) $20,100 (17) $17,035 (17)	$289,692 $242,895 $215,370
Steve Koehler Manager of Projects	2016 2015 2014	$244,029 $211,755 $238,896	Nil Nil Nil	$186,130 (18) $44,397 (18) $95,280 (18)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$236,548 (19) $34,180 (19) $18,224 (19)	$666,707 $290,332 $352,400

Notes:

(1)	Refer to options granted under the Company’s Option Plan based on the fair value of such stock options granted during the fiscal years ended December 31, 2015 and December 31, 2014. See “Incentive Plans Awards” below. The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black-Scholes option pricing model assuming the following: 2017 – life expectancy of 5 years, a risk free rate of 1.58%, a forfeiture rate of 0% and volatility of 70.54%; 2015 – life expectancy of 5 years, a risk free rate of 0.92%, a forfeiture rate of 0% and volatility of 77%; and 2014 – life expectancy of 4 to 5 years, a risk free rate of 1.29% to 1.70%, a forfeiture rate of 0% and volatility of 78% to 80%. No options were granted to NEOs during the fiscal year ended December 31, 2016.

(2)	The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer’s total compensation for the financial year.

(3)	This amount was paid to a private company controlled by Mr. Awde.

(4)	Effective October 1, 2016, the management fee paid to the private company controlled by Mr. Awde increased from $22,500 per month ($270,000 per annum) to $36,666 per month ($440,000 per annum). The previous increase to Mr. Awde’s compensation occurred in 2015. See “Compensation Discussion and Analysis –Executive Compensation Report” above.

(5)	On August 1, 2017, Mr. Awde was granted options to purchase a total of 575,120 Shares for a period of five years at an exercise price of $2.12 per Share, based on his performance during the year ended December 31, 2016. During the year ended December 31, 2015, Mr. Awde was granted options to purchase a total of 700,000 Shares for a period of five years at an exercise price of $0.73 per Share. During the year ended December 31, 2014, Mr. Awde was granted options to purchase a total of 300,000 Shares for a period of four years at an exercise price of $0.79 per Share and 200,000 Shares for a period of five years at an exercise price of $0.77 per Share.

(6)	During the year ended December 31, 2016, a discretionary bonus of $653,400 (2015 - $98,000; 2014 - $54,650) was paid to a private company controlled by Mr. Awde.

(7)	This amount was paid to a private company controlled by Mr. Waldkirch for financial management fees.

(8)	On August 1, 2017, Mr. Waldkirch was granted options to purchase a total of 134,770 Shares for a period of five years at an exercise price of $2.12 per Share, based on his performance during the year ended December 31, 2016. During the year ended December 31, 2015, Mr. Waldkirch was granted options to purchase a total of 200,000 Shares for a period of five years at an exercise price of $0.73 per Share. During the year ended December 31, 2014, Mr. Waldkirch was granted options to purchase a total of 102,000 Shares for a period of four years at an exercise price of $0.79 per Share and 50,000 Shares for a period of five years at an exercise price of $0.77 per Share.

(9)	During the year ended December 31, 2016, a discretionary bonus of $137,803 (2015 - $24,450; 2014 - $18,150) was paid to a private company controlled by Mr. Waldkirch.

(10)	Mr. Jackson was appointed as Vice-President, Exploration on May 30, 2014.

(11)	This amount was paid to Mr. Jackson in his capacity as Senior Geologist of the Company.

(12)	On August 1, 2017, Mr. Jackson was granted options to purchase a total of 245,980 Shares for a period of five years at an exercise price of $2.12 per Share, based on his performance during the year ended December 31, 2016. During the year ended December 31, 2015, Mr. Jackson was granted options to purchase a total of 200,000 Shares for a period of five years at an exercise price of $0.73 per Share. During the year ended December 31, 2014, Mr. Jackson was granted options to purchase a total of 150,000 Shares for a period of four years at an exercise price of $0.79 per Share and 75,000 Shares for a period of five years at an exercise price of $0.77 per Share.

(13)	During the year ended December 31, 2016, a discretionary bonus of $333,210 (2015 - $76,916; 2014 - $32,957) was paid to Mr. Jackson.

(14)	This amount was paid to a private company controlled by Mr. Silas for administrative management and secretarial fees.

(15)	On August 1, 2017, Mr. Silas was granted options to purchase a total of 84,600 Shares for a period of one year at an exercise price of $2.12 per Share, based on his performance during the year ended December 31, 2016. During the year ended December 31, 2015, Mr. Silas was granted options to purchase a total of 200,000 Shares for a period of five years at an exercise price of $0.73 per Share. During the year ended December 31, 2014, Mr. Silas was granted options to purchase a total of 102,000 Shares for a period of four years at an exercise price of $0.79 per Share and 50,000 Shares for a period of five years at an exercise price of $0.77 per Share.

(16)	The fair value of the options granted on August 1, 2017 to Mr. Silas is obtained by multiplying the number of options granted by their value established according to the Black-Scholes option pricing model assuming the following: life expectancy of 1 year, a risk free rate of 1.15%, a forfeiture rate of 0% and volatility of 68.51%.

(17)	During the year ended December 31, 2016, a discretionary bonus of $106,852 (2015 - $20,100; 2014 - $17,035) was paid to a private company controlled by Mr. Silas.

(18)	On August 1, 2017, Mr. Koehler was granted options to purchase a total of 149,670 Shares for a period of five years at an exercise price of $2.12 per Share, based on his performance during the year ended December 31, 2016. During the year ended December 31, 2015, Mr. Koehler was granted options to purchase a total of 100,000 Shares for a period of five years at an exercise price of $0.73 per Share. During the year ended December 31, 2014, Mr. Koehler was granted options to purchase a total of 150,000 Shares for a period of four years at an exercise price of $0.79 per Share and 75,000 Shares for a period of five years at an exercise price of $0.77 per Share.

(19)	During the year ended December 31, 2016, a discretionary bonus of $236,548 (2015 - $34,180; 2014 - $18,224) was paid to Mr. Koehler.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each Named Executive Officer at December 31, 2016:

	Option-based Awards				Share-based Awards (2)
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)
Jonathan T. Awde President and CEO	700,000 300,000 222,000 200,000 150,000	$0.73 $0.79 $0.76 $0.77 $1.16	Nov. 27, 2020 Mar. 17, 2018 May 23, 2018 Sep. 12, 2019 Feb. 2 2017	$1,498,000 $624,000 $468,420 $420,000 $256,500	N/A	N/A
Michael N. Waldkirch CFO	200,000 102,000 102,000 50,000 50,000	$0.73 $0.79 $0.76 $0.77 $1.16	Nov. 27, 2020 Mar. 17, 2018 May 23, 2018 Sep. 12, 2019 Feb. 2 2017	$428,000 $212,160 $215,220 $105,000 $85,500	N/A	N/A
Mac R. Jackson, Jr. VP, Exploration	200,000 150,000 150,000 75,000 20,000	$0.73 $0.79 $0.76 $0.77 $1.16	Nov. 27, 2020 Mar. 17, 2018 May 23, 2018 Sep. 12, 2019 Feb. 2 2017	$428,000 $312,000 $316,500 $157,500 $34,200	N/A	N/A
Richard S. Silas Secretary	200,000 102,000 102,000 50,000 40,000	$0.73 $0.79 $0.76 $0.77 $1.16	Nov. 27, 2020 Mar. 17, 2018 May 23, 2018 Sep. 12, 2019 Feb. 2, 2017	$428,000 $212,160 $215,220 $105,000 $68,400	N/A	N/A
Steve Koehler Manager of Projects	100,000 150,000 150,000 75,000 150,000	$0.73 $0.79 $0.76 $0.77 $1.16	Nov. 27, 2020 Mar. 17, 2018 May 23, 2018 Sep. 12, 2019 Feb. 2, 2017	$214,000 $312,000 $316,500 $157,500 $256,500	N/A	N/A
TOTAL	3,790,000			$7,846,280

Notes:

(1)	Based on the difference between the closing price of the Shares on the Exchange on December 30, 2016 of $2.87 and the stock option exercise price, multiplied by the number of Shares under option.

(2)	The Company has not granted any share-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2016, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2016 for each Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Jonathan T. Awde President and CEO	Nil	N/A	N/A
Michael N. Waldkirch CFO	Nil	N/A	N/A
Mac R. Jackson, Jr. VP, Exploration	Nil	N/A	N/A

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Richard S. Silas Secretary	Nil	N/A	N/A
Steve Koehler Manager of Projects	Nil	N/A	N/A

Notes:

(1)	This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on the date of vesting. If the option was not-in-the-money then a NIL value was assigned. As the options disclosed in the immediately preceding table under “Outstanding Share-Based Awards and Option-Based Awards” above were fully vested at the time of granting and the exercise price of such options was fixed at the then market price of the Shares, the options were not-in-the-money as of the vesting date.

(2)	The Company has not granted any share-based awards.

(3)	The Company did not pay any non-equity incentive plan compensation during the year ended December 31, 2016.

See also Part 3 “THE BUSINESS OF THE MEETING – Amendment and Approval of Stock Option Plan” for details regarding the material provisions of the Option Plan.

Pension Plan Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

Termination and Change of Control Benefits

The Company is a party to consulting and/or employment agreements (collectively the “Consulting Agreements”) with each of the five Named Executive Officers, being Jonathan T. Awde, Michael N. Waldkirch, Mac R. Jackson, Jr., Richard S. Silas and Steve Koehler (or private companies controlled by such Named Executive Officers) which provide for termination payments in certain circumstances. With respect to Messrs. Awde, Waldkirch and Silas, an amount equal to two times each Named Executive Officer’s annual base fee/salary plus bonus is payable in the event that the Named Executive Officer is terminated without cause, and each Named Executive Officer is entitled to terminate his engagement with the Company and receive a payment in an amount equal to three times the Named Executive Officer’s annual base fee/salary plus bonus if: (a) there is a “change of control” of the Company; and (b) a specified “trigger event” occurs. Each such Named Executive Officer has a period of 180 days from the occurrence of the trigger event to exercise the termination right under his Consulting Agreement. In the cases of Messrs. Jackson and Koehler, Messrs. Jackson and Koehler are entitled to terminate their employment with the Company and receive a payment in an amount equal to two times their annual base salary plus bonus if: (a) there is a “change of control” of the Company; and (b) a specified “trigger event” occurs, provided that Messrs. Jackson and Koehler exercises their right of termination within 180 days from the occurrence of the trigger event.

Under the Consulting Agreements, a “change of control” includes the occurrence of any of the following events: (a) the acquisition of a 20% voting interest in the Company by a Shareholder; (b) the completion of a consolidation, merger, amalgamation or statutory arrangement between the Company and another person (other than a subsidiary of the Company) pursuant to which all or part of the outstanding voting Shares are changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Company or any other person or for cash or any other property; and (c) the sale by the Company of property or assets, (i) aggregating more than 50% of the consolidated assets of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company, or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company, to any other person or persons (other than the Company or one or more of its subsidiaries), and (iv) a change in the composition of the Board, which occurs at a single meeting of the Shareholders or a succession of meetings occurring within six months of each other, whereby individuals who were members of the Board immediately prior to such meeting or succession of meetings, as applicable, cease to constitute a majority of the Board.

A “trigger event” under the Consulting Agreements includes the occurrence of any of the following events: (i) a substantial change in the nature of the services to be performed by the Named Executive Officer; (ii) a material reduction of the base fee or any other form of compensation payable by the Company, except where are all senior executives or consultants of the Company are subject to relatively similar reductions in such value; (iii) a material breach by the Company of any provision of the Consulting Agreement; (iv) a change in the city in which the Named Executive Officer is regularly required to carry out the terms of his Consulting Agreement; (v) the Company ceases to operate as a going concern; (vi) the Company fails to pay when due a material amount payable by it under the Consulting Agreement; or (vii) the successor, if any, fails to effectively assume the Company’s obligations under the Consulting Agreement.

At current annual base fee/salary and discretionary bonus levels, if a change of control occurred followed by a trigger event, and all five Named Executive Officers exercised their rights under the Consulting Agreements, they would be entitled to change of control payments aggregating approximately $5,515,609 or approximately $1,103,121.80 per Named Executive Officer on average.

Other than pursuant to the Consulting Agreements, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any payment from the Company or its subsidiaries in the event of (a) the resignation, retirement or any other termination of the officer’s employment with the Company or its subsidiaries, (b) a change of control of the Company or any of its subsidiaries, or (c) a change in the officer’s responsibilities following a change in control.

The following table sets out estimates of the incremental amounts payable to each Named Executive Officer upon identified termination events, assuming each such event took place on the last business day of fiscal year 2016. The table below assumes the exercise of all unexercised options (both vested and unvested) on December 31, 2016.

	Jonathan T. Awde ($)	Michael N. Waldkirch ($)	Mac R. Jackson, Jr. ($) (1)	Richard S. Silas ($)	Steve Koehler ($) (1)
Termination Without Cause/Constructive Dismissal Base Fee/Termination Payment Benefits and Perks Annual Incentives (2) Long-Term Incentives (3) Pension Benefits	880,000 Nil 751,400 3,266,920 Nil	338,000 Nil 162,253 1,045,880 Nil	Nil Nil Nil 1,248,200 Nil	268,000 Nil 126,952 1,028,780 Nil	Nil Nil Nil 1,256,500 Nil
Triggering Event Following a Change in Control Base Fee/Termination Payment Benefits and Perks Annual Incentives (2) Long-Term Incentives (3) Pension Benefits	1,320,000 Nil 1,127,100 3,266,920 Nil	507,000 Nil 243,380 1,045,880 Nil	569,432(4) (5) Nil 418,045(5) 1,248,200 Nil	402,000 Nil 190,428 1,028,780 Nil	462,529 (5) (6) Nil 275,695 (5) 1,256,500 Nil

Notes:

(1)	Mr. Jackson’s and Mr. Koehler’s employment agreement do not specifically provide for termination payments in the event of termination without cause.

(2)	Based on the simple average of the discretionary bonuses paid to the Named Executive Officers by the Company for the fiscal years ended December 31, 2016 and 2015.

(3)	Assumes the exercise of all vested “in-the-money” options on December 31, 2016. The closing price of the Shares the Exchange on December 31, 2016 was $2.87 per Share.

(4)	Based on a salary of US$212,000 per annum.

(5)	These figures have been converted from US dollars based on an exchange rate of US$1.00 = C$1.343 as of December 31, 2016.

(6)	Based on a salary of US$172,200 per annum.

Compensation of Directors

As part of its mandate, the Compensation Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members. In considering the directors’ compensation packages, the Compensation Committee takes into consideration the relative responsibilities of directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies (although it does not specifically engage in benchmarking for the purposes thereof).

Effective December 1, 2015, the annual fee payable to the Company’s non-executive directors was increased to $36,000 (from $24,000). William E. Threlkeld, who is FCMI Parent Co.’s nominee director on the Board, has voluntarily waived payment of such fee. See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”. Directors who are also executive officers of the Company are not entitled to receive any additional compensation for acting in their capacities as directors of the Company. As of December 1, 2016, independent directors will receive an additional $500 per month for acting as the chairman of each committee. Robert J. McLeod receives $4,000 per month and D. Bruce McLeod receives $3,500 per month.

Directors are also eligible to participate in the Option Plan, which is designed to give each option holder an interest in preserving and maximizing Shareholder value in the longer term. Individual grants are determined by an assessment of each individual director’s level of responsibilities and the importance of his/her position and in line with the metrics recommended by Gurr.

Other than as aforesaid and the reimbursement of expenses incurred as directors, there were no other arrangements, standard or otherwise, pursuant to which directors of the Company were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2016.

Director Compensation Table

The following table sets forth information regarding the compensation paid to the Company’s directors, other than directors who are also Named Executive Officers listed in the “Summary Compensation Table” above, during the fiscal year ended December 31, 2016:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($) (2)
David Cole (3)	$18,000	Nil	Nil	Nil	Nil	$18,000
D. Bruce McLeod (4)	$9,500	Nil	$186,540 (5)	Nil	Nil	$196,040
Robert J. McLeod	$37,000	Nil	$155,450 (6)	Nil	Nil	$192,450
Jamie D. Strauss	$66,570 (7)	Nil	$155,450 (6)	Nil	Nil	$222,020
William E. Threlkeld	Nil	Nil	$155,450 (6)	Nil	Nil	$155,450
TOTAL	$131,070	Nil	$652,890	Nil	Nil	$783,960

Notes:

(1)	Refers to options granted under the Company’s Option Plan. See “Share-based awards, option-based awards and non-equity incentive plan compensation” below. Based on the fair value of stock options granted to the director obtained by multiplying the number of options granted by their value established according to the Black-Scholes option pricing model assuming for 2016, a life expectancy of 5 years, a risk free rate of 0.59%, a forfeiture rate of 0% and volatility of 78.97% and for 2017, a life expectancy of 5 years, a risk free rate of 1.58%, a forfeiture rate of 0% and volatility of 70.54%.

(2)	Compensation information for Jonathan T. Awde and Richard S. Silas, also directors of the Company, is contained in the “Summary Compensation Table” for the Named Executive Officers above.

(3)	Mr. Cole resigned as a director of the Company on June 17, 2016.

(4)	Mr. D. B. McLeod was appointed as a director of the Company on September 29, 2016.

(5)	On August 1, 2017, Mr. D. B. McLeod was granted options to purchase 150,000 Shares for a period of five years at an exercise price of $2.12 per Share, as compensation for the fiscal year ended December 31, 2016. On September 29, 2016, Mr. D. B. McLeod was granted options to purchase 350,000 Shares for a period of five years at an exercise price of $3.16 per Share

(6)	On August 1, 2017, Messrs. R. J. McLeod, Strauss and Threlkeld were each granted options to purchase 125,000 Shares for a period of five years at an exercise price of $2.12 per Share, as compensation for the fiscal year ended December 31, 2016.

(7)	Includes one-time consulting fee of $30,570.

Share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at December 31, 2016:

	Option-based Awards				Share-based Awards (1)
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money- options ($) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)
D. Bruce McLeod (3)	350,000	$3.16	Sep. 29, 2021	Nil	N/A	N/A
Robert J. McLeod	250,000 40,000 150,000 75,000	$0.73 $1.16 $0.79 $0.77	Nov. 27, 2020 Feb. 2, 2017 March 17, 2018 Sep. 12, 2019	$535,000 $68,400 $312,000 $157,500	N/A N/A	N/A N/A
Jamie D. Strauss	250,000 150,000 110,000 75,000	$0.73 $1.81 $0.79 $0.77	Nov 27, 2020 Sep. 5, 2017 March 17, 2018 Sep. 12, 2019	$535,000 $159,000 $228,800 $157,500	N/A	N/A
William E. Threlkeld	250,000 150,000 102,000 75,000 25,000	$0.73 $0.79 $0.76 $0.77 $1.16	Nov. 27, 2020 March 17, 2018 May 23, 2018 Sep. 12, 2019 Feb. 2, 2017	$535,000 $312,000 $215,220 $157,500 $42,750	N/A	N/A
TOTAL	2,052,000			$3,415,670

Notes:

(1)	The Company has not granted any share-based awards.

(2)	Based on the difference between the closing price of Shares on the Exchange on December 31, 2016 of $2.87 and the stock option exercise price, multiplied by the number of Shares under option.

(3)	Mr. D. B. McLeod was appointed as director of the Company on September 29, 2016.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2016, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2016 for each director of the Company who was not a Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
D. Bruce McLeod (4)	Nil	N/A	N/A
Robert J. McLeod	Nil	N/A	N/A
Jamie D. Strauss	Nil	N/A	N/A
William E. Threlkeld	Nil	N/A	N/A

Notes:

(1)	This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on the date of vesting. If the option was not-in-the-money then a NIL value was assigned. As the options disclosed in the immediately preceding table under “Outstanding Share-Based Awards and Option-Based Awards” above were fully vested at the time of granting and the exercise price of such options was fixed at the then market price of the Shares, the options were not-in-the-money as of the vesting date.

(2)	The Company has not granted any share-based awards.

(3)	The Company did not pay any non-equity incentive plan compensation during the year ended December 31, 2016.

(4)	Mr. D. B. McLeod was appointed as a director of the Company on September 29, 2016.

PART 5 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of December 31, 2016, the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	8,187,939	$0.98	13,963,734
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,187,939		13,963,734

PART 6 – AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually certain information in its annual information form concerning the constitution of its audit committee and its relationship with its external auditor in accordance with Form 52-110F1. Reference is made to the Company’s annual information form dated March 30, 2017 for the fiscal year ended December 31, 2016 (the “AIF”) for disclosure regarding, inter alia, the Company’s audit committee in accordance with Form 52-110F1. The AIF is available for review on SEDAR under the Company’s profile at www.sedar.com.

PART 7 – CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

Canadian National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines, which apply to all Canadian public companies. The Company is also subject to a variety of corporate governance guidelines and requirements of the Exchange, the NYSE MKT LLC (“NYSE MKT”) and the SEC. The Company has reviewed its own corporate governance practices in light of these guidelines and believes that, for the most part, it meets or exceeds the applicable corporate governance requirements. However, although the Company is listed on the NYSE MKT, as a “foreign private issuer,” it is not required to comply with all of that exchange’s corporate governance rules which are applicable to U.S. companies so long as the Company complies with Canadian corporate governance practices. The material ways in which the Company’s corporate governance policies, as a foreign company, under Canadian requirements differ from the NYSE MKT governance rules are a reduced minimum quorum requirement for Shareholder meetings, Shareholder approval for certain issuances of Shares that could result in a 20% increase in the number of outstanding Shares, and Shareholder approval for amendments to option plans.

Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) also requires the Company to disclose annually in its Information Circular certain information concerning its corporate governance practices in accordance with the Form 58-101F1, which disclosure is set forth below.

Board of Directors

NP 58-201 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 58-101, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board is currently comprised of six (6) directors, four (4) of whom are “independent” under NI 58-101.

The following table identifies directors (both current and nominated) who are independent and those directors who are not independent under NI 58-101, along with the basis for determining independent status.

Name	Management	Independent	Reason for related status
Jonathan T. Awde	Yes	No	President and CEO
D. Bruce McLeod	No	Yes	N/A
Robert J. McLeod	No	Yes	N/A
Richard S. Silas	No (1)	No	Former Secretary
Jamie D. Strauss	No	Yes	N/A
William E. Threlkeld	No	Yes	N/A

Notes:

(1)	Mr. Silas resigned as Secretary as of June 1, 2017.

As of the date of this Information Circular, the directors of the Company are currently directors and/or officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows.

Name of Director	Name of Other Reporting Issuer (1)	Position (1)
Jonathan T. Awde	GFG Resources Inc.	Director
D. Bruce McLeod	Sabina Gold & Silver Corp.	President, CEO and Director

Name of Director	Name of Other Reporting Issuer (1)	Position (1)
Robert J. McLeod	IDM Mining Ltd. Lithium X Energy Corp.	CEO and Director Director
Richard S. Silas	Consolidated Westview Resource Corp. Barksdale Capital Corp.	President, CEO and Director President, CEO and Director
Jamie D. Strauss	Altius Minerals Corporation Bacanora Minerals Ltd.	Director Director
William E. Threlkeld	Seabridge Gold Inc.	Senior Vice-President

Notes:

(1)	The above information has been provided by the directors and has not been independently verified by the Company.

The independent directors of the Company do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance; however, at each meeting of the Board, the independent members are afforded the opportunity to meet separately. In order to facilitate open and candid discussion among the independent directors, members are encouraged to meet and discuss matters outside of the board meeting forum. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally. During the Company’s fiscal year ended December 31, 2016, the independent members of the Board met without non-independent directors and members of management.

In November, 2016, the Company appointed D. Bruce McLeod as independent lead director. To date, the Company has not appointed an independent Chairman. However, each of the independent directors has significant experience as a director and/or executive officer of publicly traded companies and, therefore, does not require the guidance of an independent Chairman in exercising his duties as a director.

During the financial year ended December 31, 2016, the Board held 7 formal board meetings. All other Board decisions were passed by way of consent resolution following informal discussions amongst the directors and management. The attendance record for each director for the 7 formal meetings held in 2016 is as follows:

Board Meetings	Attendance of Board Meetings Held	Attendance of Committee Meetings Held	Overall Attendance %
Current Directors
Jonathan T. Awde	7/7	1/1	100%
D. Bruce McLeod	1/1	0/0	100%
Robert J. McLeod	7/7	8/8	100%
Richard S. Silas	7/7	0/0	100%
Jamie D. Strauss	7/7	8/8	100%
William E. Threlkeld	7/7	8/8	100%

Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees (see “Other Board Committees” below). In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with Shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to Shareholders; ensuring the effective operation of the Board; and safeguarding Shareholders’ equity interests through the optimum utilization of the Company’s capital resources. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. The Board’s mandate is set out in a formal Charter of the Board, a copy of which is available from the Company upon request. See Part 8 “OTHER INFORMATION – Additional Information”.

The Board delegates to management, through the CEO and CFO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Position Descriptions

In order to delineate the roles and responsibilities of the CEO and CFO, the Board has adopted written terms of reference for each of these positions.

The responsibilities of the CEO include, among other things, subject to the oversight of the Board, general supervision and day to day management of the business of the Company, providing leadership and, in collaboration with the Board, developing and monitoring the Company’s strategic direction, and identifying, assessing and determining priorities for the Company, its management and employees including priorities for improvement of existing operations, growth opportunities and general allocation of financial, management and other resources.

The responsibilities of the CFO include, among other things, responsibility for the overall financial planning and management of the Company and its subsidiaries, leadership and management of the Company’s finance and accounting functions including the Company’s business planning, budgeting and forecasting processes, the integrity of the Company’s accounting systems, sub-systems, internal controls, cash management, the signatories and discretionary authorities, and managing the Company’s relationship with the external auditors and the Company’s financial and business reporting, tax planning, estimating and reporting, and regulatory reporting (corporate and securities).

The Board has also adopted written terms of reference for the chair of each committee of the Company including that each chair must be an independent director. The primary functions of a Board committee chair are to provide effective leadership of the committee for which he or she is appointed as chair, to liaise with management and others, as appropriate, to ensure open and frank communications, and to ensure that the responsibilities and duties of the committee as set out in its charter are being properly discharged.

Orientation and Continuing Education

While the Company has not established a formal orientation and education program for new Board members, the Company is committed to providing such information so as to ensure that new directors are familiar with the Company’s business and the procedures of the Board. Information may include the Company’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. New directors are also briefed on strategic plans, short, medium and long term corporate objectives and business risks and mitigation strategies. From time to time, the Company also arranges on-site tours of its operations.

The skills and knowledge of the Board a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records. Reference is made to the table under the heading “Election of Directors” in Part 3 “THE BUSINESS OF THE MEETING” for a description of the current principal occupations of the Company’s Board.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

The Board itself must comply with the conflict of interest provisions of the Business Corporations Act (British Columbia), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to encourage and promote a culture of ethical business conduct, the Board has adopted a Code of Business Conduct and Ethics (the “Code”), which all employees, officers and directors are expected to meet in the performance of their responsibilities. The Code provides a framework for ethical behaviour based on the Company’s mandate, and on applicable laws and regulations, and applies at all levels of the Company, from major decisions to day to day transactions. The Board monitors compliance with the Code. From time to time, matters may be put before the Board where a member has a conflict of interest. When such matters arise, that director declares him or herself as having a conflict of interest and will abstain from participating in the discussions and any vote on that matter. A copy of the Code is available for review on the Company’s website at www.goldstandardv.com.

Nomination of Directors

The Corporate Governance and Nominating Committee is comprised of D. Bruce McLeod (Chair), Robert J. McLeod and Jamie D. Strauss, of whom Messrs. Strauss, D. B. McLeod and R. J. McLeod are considered “independent” as that term is defined in applicable securities legislation.

The Corporate Governance and Nominating Committee was formed for the purpose of assisting the Board in developing the Company’s approach to the nomination of directors including, but not limited to, identifying candidates for nomination as a director and recommending qualified director candidates for election at the next annual meeting of Shareholders.

The whole Board identifies gaps in the Board’s areas of competence and seeks to identify new candidates for Board nomination to address those deficiencies.

Compensation

The Compensation Committee is comprised of Robert J. McLeod (Chair), Jamie D. Strauss and William E. Threlkeld. Messrs. R. J. McLeod, Strauss and Threlkeld are considered “independent” as that term is defined in applicable securities legislation. See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”.

All three Compensation Committee members have direct experience that is relevant to his responsibilities in executive compensation acquired from working as senior executives and/or directors of other publicly traded companies in the junior natural resource sector.

The purpose of the Compensation Committee is to, inter alia, make recommendations to the Board regarding executive compensation (including long-term incentive in the form of stock options) to be paid to the Company’s executive officers having regard to the responsibilities and risks associated with each position.

In addition, compensation to be paid to executive officers who are also directors must be approved by the disinterested directors thereby providing the non-executive officer directors with significant input into compensation decisions. See Part 4 “Executive Compensation – Compensation of Named Executive Officers” above for details of the compensation paid to the Company’s Named Executive Officers and a further discussion of the Company’s philosophy, objectives and processes with respect to executive compensation.

Other Board Committees

At the present time, the Board has appointed five formal committees, being the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Health and Safety Committee and the Technical Committee.

The Audit Committee is comprised of Robert J. McLeod (Chair), D. Bruce McLeod and William E. Threlkeld and is primarily responsible for the policies and practices relating to integrity of financial and regulatory reporting of the Company, as well as internal controls to achieve the objectives of safeguarding the Company’s assets; reliability of information; and compliance with policies and laws. For further information regarding the mandate of the Company’s audit committee, its specific authority, duties and responsibilities, as well as the Audit Committee Charter, see the Company’s AIF dated March 30, 2017 for the fiscal year ended December 31, 2016, a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The Compensation Committee is comprised of Robert J. McLeod (Chair), Jamie D. Strauss and William E. Threlkeld and is primarily responsible for making recommendations to the Board regarding executive compensation. See Part 7 – “CORPORATE GOVERNANCE - Compensation” above.

The Corporate Governance and Nominating Committee is comprised of D. Bruce McLeod (Chair), Robert J. McLeod and Jamie D. Strauss and is primarily responsible for the development and supervision of the Company’s approach to corporate governance issues including, but not limited to, the composition of the Board and its committees, orientation and educational programs for directors and reviewing annually the Company’s corporate governance policies and procedures and making recommendations to the Board with respect thereto. The Corporate Governance and Nominating Committee is also responsible for developing the Company’s approach to the nomination of directors including, but not limited to, identifying and recommending qualified candidates for nomination as directors of the Company.

The Health and Safety Committee is comprised of Steve Koehler (Chair), D. Bruce McLeod and Jonathan T. Awde. The Health and Safety Committee is a new committee of the Company; its terms of reference and responsibility are currently being considered and developed.

The Technical Committee is comprised of Mac R. Jackson, Jr. (Chair), William E. Threlkeld, John Norby and Bill Gehlan and is primarily responsible for developing and supervising the implementation of the Company’s mineral exploration programs and evaluating and interpreting the results therefrom. Mr. Norby is the Company’s Chief Geologist and Mr. Gehlan is OceanaGold Corporation’s representative on the Technical Committee. See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”.

As the Company grows, and its operations and management structure become more complex, the Board will likely find it appropriate to constitute additional standing committees and to ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Assessments

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Company’s current size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness and the effectiveness and contribution of its committees or individual directors on an ad hoc basis.

Director Term Limits and Board Renewal

The Board has not adopted term limits for directors or other specific mechanisms of Board renewal. The term of office of a director expires at the annual general meeting each year. As noted above, the Corporate Governance and Nominating Committee evaluates and recommends whether an incumbent director should be nominated for re-election to the Board upon expiration of his or her term and makes any required recommendations to the Board. The Board is of the view that this annual review process is more effective for the Company than term limits or other mandated mechanisms of Board renewal such as a mandatory retirement age.

Policy Regarding Representation of Women on the Board

The Board has not adopted a formal written policy regarding the identification and nomination of women directors. Rather, the Corporate Governance and Nominating Committee evaluates the competencies and skills of each member of the Board and the Board as a whole with a view to identifying and nominating potential nominees with the necessary competencies and skills to strengthen and improve the overall effectiveness of the Board.

Representation of Women in the Director Identification and Selection Process

Diversity, including the level of representation of women on the Board, is one factor which the Corporate Governance and Nominating Committee takes into consideration in identifying and nominating candidates for election or re-election to the Board. However, the Corporate Governance and Nominating Committee evaluates potential nominees to the Board by reviewing the qualifications of prospective nominees to determine their relevance and particular skill set having regard to the then-current Board composition and the anticipated skills required to supplement and round out the capabilities of the Board.

Representation of Women in Executive Officer Appointments

The Company believes that potential candidates for executive officer positions should be evaluated based on his or her individual skills and experience and while the Company considers diversity, including the level of representation of women, the Company is committed to offering equal employment opportunities based upon an individual’s qualifications and performance. The Company believes that evaluating candidates for executive officer positions based on their individual experience, skill and ability is consistent with the Company’s commitment of treating people fairly, with dignity and respect.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporate Governance and Nominating Committee considers gender and all other types of diversity when considering new candidates for director and executive positions. However, the Board has not established specific targets for Board or executive officer composition and believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the Company and the current composition of the Board and management team, including the current level of representation of women in such positions.

Number of Women on the Board and in Executive Officer Positions

Currently, the Company has no women on its Board or in executive officer positions.

PART 8 – OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any one of them is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which would constitute routine indebtedness) or to another entity (where such indebtedness to such other entity is, or was at any time during the most recently completed financial year of the Company, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries).

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

As of the date hereof, there is no indebtedness owing to the Company, any of its subsidiaries or any other entity (where such indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries) in connection with the purchase of securities or otherwise by any current or former executive officers, directors or employees of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than disclosed herein, no informed person (as such term is defined under applicable securities legislation), proposed nominee for election as a director, or any associate or affiliate of any informed person or proposed nominee, has had a material interest, direct or indirect, in any transaction with the Company or any of its subsidiaries or in any proposed transaction since the beginning of the last completed financial year that has materially affected the Company or any of its subsidiaries or is likely to do so.

For the above purposes, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting (other than the election of the directors and the appointment of auditors), save and except for the approval of the Option Plan as contemplated in Part 3 “THE BUSINESS OF THE MEETING – Amendment and Approval of Stock Option Plan” and the approval of the RSU Plan as contemplated in Part 3 “THE BUSINESS OF THE MEETING – Approval of Restricted Share Unit Award Plan”.

MANAGEMENT CONTRACTS

The management functions of the Company are performed by its directors and executive officers and the Company has no management agreements or arrangements under which such management functions are performed by persons other than the directors and executive officers of the Company or private companies controlled by such directors and executive officers. See Part 4 “EXECUTIVE COMPENSATION” for details of the fees paid to the Company’s Named Executive Officers.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

ADDITIONAL INFORMATION

Financial information about the Company is provided in its comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2016. You may obtain copies of such documents without charge upon request to us at Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4 – telephone (604) 669 – 5702 / facsimile (604) 687 - 3567. You may also access such documents, together with the Company’s additional disclosure documents, through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. If you have further questions, please e-mail the Company at info@goldstandardv.com.

BOARD APPROVAL

The Board has approved the contents and the delivery of this Information Circular to its Shareholders.

DATED at Vancouver, British Columbia, as of the 1st day of August, 2017.

BY ORDER OF THE BOARD (signed) “Jonathan T. Awde” Jonathan T. Awde President and Chief Executive Officer

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